UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date February 1, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON ESTIMATED LOSS FOR THE YEAR 2020

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the Inside Information Provisions in Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2)(a) and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the board of directors of the Company (the “Board”) confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibilities for any misrepresentations or misleading statements contained in, or material omissions from, this announcement.

I.	RESULTS ESTIMATE FOR THE PERIOD

(1)	Results estimate period

1 January 2020 to 31 December 2020.

(2)	Results estimate

1.

Based on the preliminary estimates of the Company made in accordance with the China Accounting Standards for Business Enterprises, the net loss attributable to shareholders of the Company for the year 2020 is expected to be RMB9.8 billion to RMB12.5 billion. Detailed results will be disclosed in the 2020 annual report of the Company.

2.	The net loss attributable to shareholders of the Company after deducting non-recurring profit and loss is expected to be RMB10.7 billion to RMB13.4 billion.

3.	The financial information involved in this results estimate has not been audited by certified public accountants.

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II.	RESULTS FOR THE CORRESPONDING PERIOD LAST YEAR

(1)

For the year 2019, the net profit attributable to shareholders of the Company amounted to RMB3.195 billion; and the net profit attributable to shareholders of the Company after deducting non-recurring profit and loss amounted to RMB2.567 billion.

(2)	For the year 2019, basic earnings per share of the Company amounted to RMB0.2115.

III.	MAJOR REASONS FOR THE ESTIMATED LOSS FOR THE PERIOD

In 2020, the worldwide outbreak of the novel coronavirus epidemic (“COVID-19”) has caused an unprecedented and severe impact on the civil aviation industry. According to the estimate of the International Air Transport Association (IATA) in November 2020, the loss of the global aviation industry in 2020 will amount to USD118.5 billion. Airlines around the world have laid off more than 350,000 employees, and more than 40 airlines have fallen into bankruptcy.

As affected by COVID-19, the aviation industry in China has also faced unprecedented and severe challenges. The market demand and willingness of passengers to travel have dropped significantly. According to the statistics of the Civil Aviation Administration of China in November 2020, as of November 2020, the passenger traffic volume of civil aviation in China decreased by 38.2% year-on-year, and the passenger traffic volume of domestic and international routes decreased by 32.1% and 86.1% year-on-year, respectively.

In 2020, the Company focused on fulfilling social responsibilities, ensuring passenger services and caring and protecting employees, and coordinated the work of COVID-19 prevention and control, production and operation and reform and development. The Company rolled out products such as customized charter flights and “Wild Your Weekends” ( 週 末 隨 心 飛 ), and launched “Passenger-to-Freighter Conversion”, to strengthen the transportation of medical staff and epidemic prevention materials, assist society to resume work and production, and proactively fulfill the social responsibility of aviation enterprises. In face of the impact of COVID-19, the Company kept close track of the changes in market demand, adjusted transportation capacity deployment in a timely manner, implemented strict cost control measures and ensured stable operating cash flow, striving to reduce the adverse impact brought by COVID-19. Although the Company put in every effort to increase revenue and reduce costs, due to the severe impact of COVID-19, the Company’s operating results in 2020 were still significantly and adversely affected.

IV.	RISK ALERT

There are no significant uncertainties in the Company that may affect the accuracy of this results estimate.

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V.	OTHER MATTERS

The estimated results above are only preliminary estimates. For specific and accurate financial information, please refer to the audited results in the 2020 annual report to be officially published by the Company. Investors are hereby reminded of the investment risks.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 29 January 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

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